SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 14, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 14, 2013.

Buenos Aires, February 14th 2013

To

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 62 Listing Rules and Regulations

Dear Sirs,

In compliance with Sect. 62 of the rules and regulations in force, we hereby inform the following data referred to the annual balance sheet for the year ended 31 December 2012:

	Figures expressed in thousand Argentine Pesos (AR $)

1)	Income for the year – Earnings
	Ordinary – Earnings	1,493,618
	Special	0
	Total	1,493,618

2)	Shareholders’ Equity
	Capital Stock	594,485
	Premium on share issue	398,750
	Shareholders’ Equity adjustments	4,511
	Legal Reserve	1,201,445
	Optional Reserve	2,443,352
	Retained Income – Earnings	1,556,552
	Total Shareholders’ Equity	6,199,095

Profit distribution proposal:

The Board of Directors has decided to postpone till the meeting where the Annual Report Fiscal Year ended December 31st 2012 is considered, the proposal for the Earning distribution that will be presented at the General Shareholders’ Meeting.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,539,895	227,736,459	238,276,354	40,08
Other	695,775	355,513,039	356,208,814	59,92
Total	11,235,670	583,249,498	594,485,168	100,00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The company’s controlling Group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 14, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director